J.P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179	Goldman Sachs (Asia) L.L.C. 68th Floor, Cheung Kong Center 2 Queen’s Road Central, Hong Kong

VIA EDGAR

November 13, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:

Ms. Susan Block

Mr. Donald E. Field

Ms. Effie Simpson

Ms. Jean Yu

Re:                             eHi Car Services Limited (the “Company”)
Registration Statement on Form F-1 (Registration No. 333-199150)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5 p.m., Eastern Standard Time on November 13, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 3, 2014, through the date hereof:

Preliminary Prospectus dated November 3, 2014:

4,517 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

As representatives of the several Underwriters

J.P. Morgan Securities LLC

By:	/s/ Eugene Sohn
Name: Eugene Sohn
Title: VP

Goldman Sachs (Asia) L.L.C.

By:	/s/ Iain Drayton
Name: Iain Drayton
Title: Managing Director